Exhibit (k)(4)

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

[•], 2020

BlackRock Private Investments Fund

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We are writing to confirm our understanding that BlackRock Private Investments Fund (the “Trust”) has a nonexclusive, revocable license to use the word “BlackRock” in its name and that if BlackRock Advisors, LLC (the “Advisor”) ceases to be the investment adviser to the Trust, the Trust will cease using such name as promptly as practicable, making all reasonable efforts to remove “BlackRock” from its name, including calling a special meeting of stockholders.

Execution of this letter agreement on behalf of the Trust will signify that the Trust understands that it has a nonexclusive, revocable license to the use of the name “BlackRock.”

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

BLACKROCK PRIVATE INVESTMENTS FUND

By:
Name:
Title: